SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______________ TO _______________

Commission file number 001-15014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN
(Full title of the Plan)

One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
 (Address of the Plan) (Zip Code)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUN LIFE FINANCIAL INC.
 (Name of the Issuer)

150 King Street, West, Suite 1400
Toronto, Ontario Canada M5H 1J9
 (Address of the Issuer's Principal Executive Office) (Zip Code)

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Items 1-3. The audited statement of financial condition and the audited statement of income and changes in plan equity are omitted pursuant to Item 4 of Form 11-K.

Item 4. Financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA:

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

INDEX TO FORM 11-K

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-16

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2015:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	17

SIGNATURES	18

EXHIBIT INDEX	19

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Sun Advantage Savings and Investment Plan
Wellesley Hills, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the Sun Advantage Savings and Investment Plan (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/S/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
June 17, 2016

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS:
Investments, at fair value or net asset value:
Participant directed funds:
Registered investment companies	$ 408,656,439	$ 412,108,906
Vanguard Retirement Savings Trust II	73,101,151	72,886,822
Sun Life Financial Common Stock	9,262,095	10,859,108
Assets held in self-managed accounts	8,120,508	8,176,404
Short-Term Investment Fund	432,919	432,999

Total investments	499,573,112	504,464,239

Receivables:
Notes receivable from participants	3,657,550	3,525,661
Employer contributions receivable	304,811	324,773

Total receivables	3,962,361	3,850,434

NET ASSETS AVAILABLE FOR BENEFITS	$ 503,535,473	$ 508,314,673

The accompanying notes are an integral part of these financial statements.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
ADDITIONS:
Contributions:
Employer contributions	$ 17,316,979	$ 17,110,713
Participant contributions	15,296,965	15,030,313
Participant rollover contributions	2,160,952	3,467,375

Total contributions	34,774,896	35,608,401

Investment income:
Net (depreciation) appreciation in fair value of investments	(16,800,923)	10,190,837
Dividends	17,233,556	20,140,641
Interest	1,521,779	1,452,610

Net investment income	1,954,412	31,784,088

Interest income on notes receivable from participants	119,493	114,835

Total additions	36,848,801	67,507,324

DEDUCTIONS:
Benefits paid to participants	41,279,775	36,351,621
Administrative expenses	348,226	331,037

Total deductions	41,628,001	36,682,658

(DECREASE) INCREASE IN NET ASSETS	(4,779,200)	30,824,666

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	508,314,673	477,490,007

End of year	$ 503,535,473	$ 508,314,673

The accompanying notes are an integral part of these financial statements.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	DESCRIPTION OF THE PLAN

The following description of the Sun Advantage Savings and Investment Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan established for the benefit of Sun Life Financial (U.S.) Services Company, Inc.'s (the "Company" or the "Plan Sponsor") U.S. employees and the U.S. employees of its affiliate, Sun Life Investments LLC that elected to become a participating employer under the Plan.  The Plan provides for a Benefits Plan Committee (the "Committee") which is the named Plan Administrator. The purpose of the Plan is to permit eligible employees of the Company and participating employees to defer pre-tax 401(k) contributions and/or after-tax Roth contributions and receive employer-matching contributions and employer Retirement Investment Account ("RIA") contributions in order to provide funds for employees in the event of death, disability, unemployment or retirement.  Any employee, 21 years or older, is eligible to become a participant in the Plan as soon as administratively feasible after his or her first day of employment. Effective January 1, 2016, employees under 21 years of age will be eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions - Once an employee becomes eligible to participate in the Plan, he or she is eligible for employer RIA contributions and may elect to make 401(k) and/or Roth contributions by entering into a salary reduction agreement.  The agreement provides that the participant agrees to accept a reduction in compensation in an amount equal to 1% to 60% of the participant's compensation.  In addition, participants who are age 50 and greater at the end of the calendar year can make up to $5,500 in catch-up contributions which will be contributed to the Plan. Catch-up contributions are not eligible for Company Matching Contributions (discussed below). Participants also may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are subject to certain Internal Revenue Code ("IRC") limitations.

Company Matching Contributions - Participating employers contribute an amount equal to 50% of the first 6% of compensation that a participant contributes to the Plan.

The participating employers also contribute to the RIA a percentage of participant's eligible compensation as determined per the following chart based on the sum of the participant's age and years of RIA credited service on January 1 of the applicable plan year:

Age Plus RIA Credited Service	Company Contribution
Less than 40	3%
At least 40 but less than 55	5%
At least 55	7%

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Company Matching Contributions (Continued)
For RIA participants who were at least age 40 on January 1, 2006 and whose age plus years of service on January 1, 2006 equaled or exceeded 45, the participating employers also contributed to the RIA from January 1, 2006 through December 31, 2015, a percentage of the participant's eligible compensation as determined per the following chart based on the participant's age and years of service on January 1, 2006:

	Service
Age	Less than 5 years	5 or more years
At least 40 but less than 43	3.0%	5.0%
At least 43 but less than 45	3.5%	5.5%
At least 45	4.5%	6.5%

Participant Accounts - Individual accounts are maintained for each participant of the Plan.  Each participant's account is credited with the participant's contributions, related matching contributions, RIA non-elective contributions, and allocations of Plan earnings, and charged with an allocation of Plan losses and investment related expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are vested immediately in their contributions, plus actual earnings thereon.  Vesting in the participating employer's contribution portion of their accounts, including RIA contributions, is based on years of credited service.  A participant vests at the rate of 20% per year of credited service and is 100% vested after five years of credited service. A participant is fully vested in his or her share of the participating employer contributions upon retirement at normal retirement age or older, disability, or death, regardless of the length of service.

Investments - Participants may direct the investment of their contributions and/or account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily.  Participant selections of one or more of the investment options must be in multiples of 1%. Participating employer contributions are invested in accordance with participant investment allocations.  The Plan currently offers many registered investment companies, the Sun Life Financial Stock Fund (a party-in-interest), a self-managed account and a stable value fund as investment options for participants.

The Sun Life Financial Stock Fund is only available to participants in this Plan and invests primarily in the common stock of Sun Life Financial Inc., an affiliate of the Company, with a small portion invested in the Short-Term Investment Fund.

The Vanguard Retirement Savings Trust II (the "Trust"), is a stable value fund offered by the Plan. The Trust provides for the collective investment of assets of tax-exempt pension and profit-sharing plans. The Trust invests solely in Vanguard Retirement Savings Trust Master Trust ("VRST Master Trust"). The underlying investments in VRST Master Trust are primarily in a pool of synthetic and traditional investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts, and bond mutual funds that are selected by Vanguard Fiduciary Trust Company.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Amendments to the Plan - On January 23, 2014, the Plan was amended and restated effective January 1, 2014. The restatement consolidated previous amendments into a revised Plan document and did not result in significant changes to the Plan.

On May 12, 2014, a discretionary amendment to the Plan (as amended and restated effective January 1, 2014) was executed. The amendment applies to any participant who contributes elective deferrals to the Plan and another 401(k) plan in excess of the IRC yearly limit for elective deferrals and then requests a distribution from the Plan of all or part of the excess deferral amount. The amendment provides that the participant will (1) receive a distribution from the Plan of the requested excess amount, net of any income or loss allocable thereto and (2) at the time of such distribution, any matching employer contribution under the Plan attributable to the requested excess amount, net of any income or loss allocable thereto, will be treated as a forfeiture to the Plan.

On December 22, 2014, a discretionary amendment to the Plan (as amended and restated effective January 1, 2014) was executed. The amendment applies to any "Grandfathered Plan Participant" under the Defined Benefit Plan, on December 19, 2014. The amendment provides that, beginning January 1, 2015, and for each pay period ending in the 2015 Plan year, these participants shall receive contributions to the Plan equal to 6.5% of their RIA Eligible Compensation in each pay period.

On December 19, 2015, a discretionary amendment to the Plan (as amended and restated effective January 1, 2014) was executed. The amendment revises the definition of compensation, removes the Plan's annuity distribution option effective January 1, 2016, removes age 21 as a participation eligibility requirement effective January 1, 2016 and further clarified and corrected definitions within the Plan document.

Self-Correction Program ("SCP") - During 2015, the Committee completed the correction of an operational failure to correctly administer the Plan. This correction were made under the Internal Revenue Service's ("IRS") Employee Plans Compliance Resolution System SCP. The operational failure occurred during the Plan year 2015 and was limited to 15 participants who did not receive elective Roth contributions into their Plan accounts. The Plan Sponsor made employer contributions to restore lost employer contributions and earnings thereon for the affected participants. The contributions are reflected in the statement of changes in net assets available for benefits for the year ended December 31, 2015.

On May 22, 2015, the Committee completed the correction of an operational failure to correctly administer the Plan and this correction was made under the IRS's Employee Plans Compliance Resolution System SCP. This operational failure occurred during Plan years 2006-2014 and was limited to 16 employees who reached aged 21 and shortly thereafter should have become eligible participants in the Plan but were not given the opportunity to enroll. The failure affected the 16 participants in one or both of the following ways: (i) certain RIA contributions were not made to the participant's Plan account, or (ii) there was not a timely communication that the participant had become eligible to make elective 401(k) contributions to the Plan. The failure was corrected under the IRS's SCP and the Plan Sponsor made employer contributions for all 16 participants of approximately $34,600 of contributions and approximately $18,300 of earnings on those contributions, restoring their Plan accounts. These contributions have been reflected in the statement of changes in net assets available for benefits for the year ended December 31, 2014.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Notes receivable from participants - A participant may borrow up to 50% from their vested account balance with a minimum loan balance of $1,000 and a maximum loan balance of $50,000. Repayment is effected through payroll deductions over a period of up to five years for non-mortgage loans and over a period of up to fifteen years for mortgage loans. Only one non-mortgage loan and one mortgage loan are permitted to be outstanding at any time. Loan repayments are credited against investments, as allocated in the participant's account.  The loans are secured by an assignment of a participant's vested interest in the Plan, and bear an interest rate commensurate with rates at the time funds are borrowed as determined by the Plan Administrator.

Payment of Benefits - The Plan provides for normal retirement benefits to be paid to participants who have reached the age of 65. A participant who has reached the age of 59 1/2 may withdraw all or a portion of their non-RIA accounts by submitting a specific request to the Plan. If the participant's service with the participating employer terminates, other than by reason of retirement, the participant may elect to receive his or her distribution following his or her termination of employment.  Distributions will be made in installments or in a lump sum, except if the participant's account balance is $5,000 or less, in which case payment will be made only in a lump sum.

Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.

Forfeited Accounts - When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account as defined by the Plan represents a forfeiture. The Plan document permits the use of forfeitures to reduce future employer contributions or plan administrative expenses. However, if a participant is reemployed and fulfills certain requirements, as defined in the Plan document, the account will be reinstated.  At December 31, 2015 and 2014, forfeited amounts not yet allocated totaled $91,070 and $108,515, respectively.  Employer contributions were reduced by $1,082,169 and $1,126,871 from forfeited non-vested accounts for the years ended December 31, 2015 and 2014, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates - The preparation of the financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides various investment options to its participants.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants' account balances and the amounts reported in the financial statements.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation and Income Recognition - The Plan's investments are reported at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable From Participants - Participant notes receivable are measured at their unpaid principal balance plus any accrued, but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.  There were no participants who elected to withdraw from the Plan but had not yet been paid at December 31, 2015 and 2014.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan Sponsor except for certain fees which are paid by the participants. Fees incurred by participants and reflected in administrative expenses within the statements of changes in net assets available for benefits include loan fees, advisory fees, fund redemption fees and self-managed account fees. All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments.

New and Adopted Accounting Pronouncements - In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.

ASU 2015-12 Part I designates contract value as the only relevant measure for fully-benefit responsive investment contracts, thus eliminating the previous requirement to measure, present and disclose the fair value of such contracts. The conclusions reached by ASU 2015-12 Part I also clarify that indirect holdings in investment contracts (such as stable value common or collective trusts) should no longer be reflected as fully benefit-responsive investment contracts.

ASU 2015-12 Part II simplifies financial statement disclosures by removing the requirements to disclose (i) investments that represent five percent or more of net assets available for benefits, (ii) the net appreciation or depreciation of investments by general type and (iii) the investment strategy of investments in direct filing entities that are measured using the practical expedient. ASU 2015-12 Part II also clarifies that investments shall be grouped by general type for purposes of fair value disclosures.

ASU 2015-12 Part III allows defined benefit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with a month-end.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New and Adopted Accounting Pronouncements (Continued)

The amendments within ASU 2015-12 Part I and Part II were adopted by the Plan as of December 31, 2015 and applied retrospectively to all periods presented, while the amendments within ASU 2015-12 Part III were not applicable to the Plan. The overall adoption of ASU 2015-12 resulted in the measurement of the Plan's investment in the collective trust fund Vanguard Retirement Savings Trust II at fair value reflecting the use of the fund's reported net asset value as a practical expedient for measurement. The adoption did not have an impact on total Net Assets Available for Benefits.

In May 2015, FASB issued ASU 2015-07, Fair Value Measurement (Topic 820):- Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). Under the new guidance, investments measured at net asset value, as a practical expedient for fair value, are excluded from the fair value hierarchy. ASU 2015-07 also removes the requirement to make certain disclosures for investments that are eligible to be measured at fair value using the practical expedient but for which the practical expedient was not elected. The amendments of ASU 2015-07 were adopted by the Plan as of December 31, 2015 and were applied retrospectively to all periods presented.

3.	TRUSTEE

Voya Institutional Trust Company succeeded ING Institutional Trust on September 3, 2014 as the named Trustee of the Plan.

4.	FEDERAL INCOME TAX STATUS

The Plan obtained a determination letter dated March 6, 2015, in which the Internal Revenue Service ("IRS") stated that the Plan and related trust as designed, including the May 12, 2014 discretionary amendment to the Plan, were in compliance with the applicable regulations of the IRC. The Plan has been amended since May 12, 2014. The Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and the related trust continue to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

The Plan is subject to audit by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Committee believes it is no longer subject to income tax examinations for years prior to 2012.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

6.	FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan has categorized its financial instruments that are carried at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

The levels of the fair value hierarchy are as follows:

Level 1

Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access. Active markets are defined as markets in which many transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

The types of assets utilizing Level 1 valuations include investments in publicly traded mutual funds with quoted market prices, Sun Life Financial Common Stock and publicly traded equity investments and mutual funds held in self-managed accounts.

Level 2

Observable inputs other than Level 1 prices, such as quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active for identical or similar assets or liabilities, or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Valuations are generally obtained from third-party pricing services for identical or comparable assets or liabilities or through the use of valuation methodologies using observable market inputs.

The Plan did not hold investments that are utilizing Level 2 valuations during the years ended December 31, 2015 and 2014.

Level 3

Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions in pricing the asset or liability. Pricing may also be based upon broker quotes that do not represent an offer to transact. Prices are determined using valuation methodologies such as option pricing models, discounted cash flow models and other similar techniques. Non-binding broker quotes, which are utilized when pricing service information is not available, are reviewed for reasonableness based on the Plan's understanding of the market, and are generally considered Level 3. To the extent the internally developed valuations use significant unobservable inputs; they are classified as Level 3.

The Plan did not hold investments that are utilizing Level 3 valuations during the years ended December 31, 2015 and 2014.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

6.	FAIR VALUE MEASUREMENT (CONTINUED)

There have been no significant changes made in valuation techniques during 2015 or 2014.

The following table presents by fair value hierarchy the Plan's investments at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Registered investment companies	$ 408,656,439	$ -	$ -	$ 408,656,439
Sun Life Financial Common Stock	9,262,095	-	-	9,262,095
Assets held in self-managed accounts	8,120,508	-	-	8,120,508
Short-Term Investment Fund	432,919	-	-	432,919

Total assets in the fair value hierarchy	426,471,961	-	-	426,471,961
Investments measured at net asset value (a)	-	-	-	73,101,151
Total investments at fair value	$ 426,471,961	$ -	$ -	$ 499,573,112

The following table presents by fair value hierarchy the Plan's investments at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Registered investment companies	$ 412,108,906	$ -	$ -	$ 412,108,906
Sun Life Financial Common Stock	10,859,108	-	-	10,859,108
Assets held in self-managed accounts	8,176,404	-	-	8,176,404
Short-Term Investment Fund	432,999	-	-	432,999

Total assets in the fair value hierarchy	431,577,417	-	-	431,577,417
Investments measured at net asset value (a)	-	-	-	72,886,821
Total investments at fair value	$ 431,577,417	$ -	$ -	$504,464,238

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The Plan transfers assets into or out of levels at the fair value as of the beginning of the reporting period. Transfers made are the result of changes in the level of observability of inputs used to price assets. The Plan did not transfer assets or liabilities between Levels 1 and 2 and no transfers in or out of Level 3 occurred during the years ended December 31, 2015 and 2014.

The methods and assumptions that the Plan uses in determining the estimated fair value of its financial instruments that are measured at fair value on a recurring basis are summarized below:

Registered investment companies - The Plan's investment in shares of registered investment companies are valued at the daily closing price as reported by the fund. Registered investment companies shares held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

6.	FAIR VALUE MEASUREMENT (CONTINUED)

Sun Life Financial Common Stock - The Plan's investment in the Sun Life Financial Common Stock is valued at quoted market prices in active markets.

Assets held in self-managed accounts - Assets held in self-managed accounts include registered investment companies and exchange traded stocks.  These assets are stated at fair value based on quoted market prices in active markets of the assets held in the accounts.

Short-Term Investment Fund - Investments in money market funds are valued at quoted market prices in active markets.

Vanguard Retirement Savings Trust II - The Plan's investment in the Vanguard Retirement Savings Trust II collective trust fund is composed primarily of fully benefit-responsive investment contracts and is valued at the net asset value of units of the collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investments for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust at full accumulated book value, the issuer reserves the right to require twelve months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner. The Plan may elect to receive less than full accumulated book value, subject to limitations on surrender imposed by the underlying investments of the collective trust, after providing thirty business days' notice. There are no participant redemption restrictions for the collective trust; the redemption notice period is applicable only to the Plan. There are no unfunded commitments relating to the collective trust as of December 31, 2015 and 2014.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Massachusetts Financial Services Company ("MFS"), an affiliate of the Company, manages two mutual fund investment options within the Plan.  These options are the MFS High Income Fund and the MFS Total Return Fund, each of which is an investment company registered under the Investment Company Act of 1940. As of December 31, 2015 and 2014, the Plan has investments in the MFS High Income Fund of $8,058,206 and $8,543,982, respectively, and investments in the MFS Total Return Fund of $19,978,349 and $20,449,459 respectively. For the years ended December 31, 2015 and 2014 net investment income (loss) was ($328,830) and $262,093, respectively, for the MFS High Income Fund and ($22,036) and $1,652,256, respectively, for the MFS Total Return Fund.  Investment advisory fees are paid from the funds to the affiliate.  Fees paid by the Plan for investment management services were included as a reduction of the return on each fund.

At December 31, 2015 and 2014, the Plan held 296,862 and 301,140 shares, respectively, of common stock of Sun Life Financial Inc. an affiliate of the Company, with a fair value of $9,262,095 and $10,859,108, respectively.  During the years ended December 31, 2015 and 2014, the net investment income (loss) relating to the Sun Life Common Stock Fund was ($1,137,862) and $648,792, respectively.

These transactions qualified as permitted party-in-interest transactions.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 to the 2015 Form 5500:

Net assets available for benefits per the financial statements	$ 503,535,473
Less: Certain deemed distributions of participant loans	(15,184)
Net assets available for benefits per the Form 5500	$ 503,520,289

The following is a reconciliation of the changes in net assets per the financial statements for the year ended December 31, 2015 to the 2015 Form 5500:

Decrease in net assets per the financial statements	$ (4,779,200)
Less: Certain deemed distributions of participant loans	(6,257)
Decrease in net assets per the Form 5500	$ (4,785,457)

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 to the 2014 Form 5500:

Net assets available for benefits per the financial statements	$ 508,314,673
Less: Certain deemed distributions of participant loans	(8,927)
Net assets available for benefits per the Form 5500	$508,305,746

The following is a reconciliation of the changes in net assets per the financial statements for the year ended December 31, 2014 to the 2014 Form 5500:

Increase in net assets per the financial statements	$ 30,824,666
Less: Certain deemed distributions of participant loans	(8,927)
Increase in net assets per the Form 5500	$ 30,815,739

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

9.	SUBSEQUENT EVENTS

Subsequent events were evaluated from the balance sheet date through the date of issuance of the financial statements on June 17, 2016. Other than events disclosed below, no events were identified subsequent to December 31, 2015 that would have a material effect on the financial condition of the Plan.

In March 2016, an affiliate of the Plan Sponsor entered into a business combination transaction with Assurant, Inc. As a result of the transaction, employees from an affiliate of Assurant, Inc. were transferred to the Plan Sponsor and became eligible to participate in the Plan. On February 29, 2016 and June 10, 2016 two discretionary amendments to the Plan (as amended and restated effective January 1, 2014) were executed to credit the transferred employees with their Assurant plan years and hours of service, reduce the participants 2016 401(k) contribution maximum under the Plan by the participant's 2016 contributions to the Assurant plan, exclude those participants from the 2016 make-up match and permit those participants to make rollovers into the Plan that include loan balances.

* * * * * *

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN
Employer ID No: 26-3730703 Plan No. 005

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Number of Shares	(d) Cost**	(e) Current Value
	Vanguard	Vanguard Retirement Savings Trust II - Collective Trust	73,101,151		$73,101,151
		Registered investment companies:
*	Massachusetts Financial Services	MFS High Income Fund	2,550,065		8,058,206
		MFS Total Return Fund	1,163,561		19,978,349
	Fidelity Investments	Fidelity Low-Priced Stock Fund	206,884		9,878,729
	Vanguard	Vanguard Growth	186,319		10,204,681
		Vanguard Institutional Index Fund	408,955		76,319,137
		Vanguard Total Bond Market Index Fund	2,883,004		30,675,165
		Vanguard Mid-Cap	507,189		16,661,151
		Vanguard Small Cap	394,848		20,946,711
		Vanguard Inflation-Protected Securities Fund	920,070		9,449,123
		Vanguard Value	368,105		11,713,099
		Vanguard Developed Markets Index Fund	3,245,130		38,389,892
		Vanguard Morgan Growth Fund	569,355		43,948,518
	JP Morgan	JP Morgan Mid Cap Growth Fund	759,724		20,854,435
	T. Rowe Price	T. Rowe Price International Stock Fund	866,496		13,240,061
		T. Rowe Price Equity Income Fund	383,743		10,921,314
		T. Rowe Price Mid-Cap Value Fund	736,679		18,372,765
		T. Rowe Price Retirement 2010 Fund	51,900		876,074
		T. Rowe Price Retirement 2015 Fund	151,336		2,070,273
		T. Rowe Price Retirement 2020 Fund	165,829		3,265,177
		T. Rowe Price Retirement 2025 Fund	559,075		8,358,170
		T. Rowe Price Retirement 2030 Fund	250,014		5,452,796
		T. Rowe Price Retirement 2035 Fund	395,750		6,248,898
		T. Rowe Price Retirement 2040 Fund	190,550		4,302,626
		T. Rowe Price Retirement 2045 Fund	288,438		4,372,722
		T. Rowe Price Retirement 2050 Fund	268,973		3,426,712
		T. Rowe Price Retirement 2055 Fund	212,905		2,706,017
		T. Rowe Price Retirement 2060 Fund	8,247		79,833
	American Funds	American Funds The New Economy Fund	164,838		5,949,005
	AllianceBernstein	AllianceBernstein Discovery Value Fund	105,836		1,936,800
		Total registered investment companies			408,656,439
*	Sun Life Financial Inc.	Sun Life Financial Common Stock	296,862		9,262,095
	Self-Managed Accounts	Self-Managed Accounts			8,120,508
	State Street	State Street Global Advisors Short-Term Investment Fund	432,919		432,919
*	Participant Loans	Interest rates ranging from 3.25% to 8.34%			3,657,550
		Total			$503,230,662

* Party-in-interest.
** Cost is not required for participant directed investments and therefore has not been included.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN
(Name of Plan)

By: /s/ Emily B. Schur
Emily B. Schur
Chair, Benefit Plans Committee

Dated: June 20, 2016

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm